

October 27, 2022

Yan Gao
Vice President of Finance
Qudian Inc.
Tower A, AVIC Zijin Plaza
Siming District, Xiamen
Fujian Province 361000, People's Republic of China

> **Re: Qudian Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated September 29, 2022**
> **File No. 001-38230**

Dear Yan Gao:

We have reviewed your September 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Note 7. Investment in equity method investee, page F-51

1. We note your response to comment 3 acknowledging the Company's requirement to file the separate financial statements of SECO in accordance with Rule 3-09 of Regulation S-X. Please file an amendment to the Company's Annual Report on Form 20-F to include SECO's audited financial statements as required by Rule 3-09 of Regulation S-X.

2. In addition to the comment above, we note your prior conclusions that your disclosure controls and procedures were effective as of December 31, 2021 and 2020, as disclosed on page 189 of your 2021 Form 20-F, and page 179 of your 2020 Form 20-F, respectively. Given the Company failed to provide the required Rule 3-09 financial statements and 4-

08(g) financial information of SECO within the appropriate time periods specified in the rules and forms of the Commission, tell us how you concluded that your disclosure controls and procedures were effective as of December 31, 2021 and 2020. To the extent you have revised your prior conclusions such that the disclosure controls and procedures were ineffective for each year, revise your disclosure to state the ineffective conclusion in connection with the filing of the amendments to Form 20-F for each year and why.

 You may contact Cara Lubit at (202) 551-5909 or Robert Klein at (202) 551-3847 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance